UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 14)*
Faraday Future Intelligent Electric Inc.
(Name of Issuer)

Class A Common Stock, $0.0001 par value per share
(Title of Class of Securities)
74348Q108
(CUSIP Number)
FF Top Holding LLC 3655 Torrance Blvd, Suite 361-362 Torrance, California 90503 Attention: Jiawei Wang (424) 247-1184
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 22, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 74348Q108

1	NAMES OF REPORTING PERSONS
FF Top Holding LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
117,705,569 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
64,000,588 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
117,705,569 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
27.9% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)   Includes (i) 53,704,981 shares of Class A Common Stock held by certain other stockholders of the Issuer over which the Reporting Persons exercise voting control pursuant to voting agreements, including 1,180,689 shares of Class A Common Stock held directly by Pacific Technology Holding LLC, and (ii) 64,000,588 shares of Class B common stock, par value $0.0001 per share (the “Class B Common Stock”) held directly by FF Top Holding LLC.  Shares of Class B Common Stock are convertible into an equal number of shares of Class A Common Stock of the Issuer at any time.  Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock on a one-to-one basis.

(2)   Based on 421,288,433 shares of Class A Common Stock, comprised of (i) 392,765,372 shares of Class A Common Stock issued and outstanding as of September 14, 2022, as reported in the Issuer’s amended Registration Statement on Form S-1 (the “S-1/A”), filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on October 7, 2022, (ii) the issuance of 2,687,083 shares of Class A Common Stock and 14,339,110 shares of Class A Common Stock upon the exercise of certain warrants on September 26, 2022 and September 27, 2022, as reported in the S-1/A, (iii) the issuance of 6,269,031 shares of Class A Common Stock upon the exchange of certain promissory notes, as reported in the Issuer’s Current Report on Form 8-K (the “October 11 8-K”), filed by the Issuer with the SEC on October 11, 2022 and (iv) the issuance of 5,227,837 shares of Class A Common Stock upon the exchange of certain promissory notes, as reported in the Issuer’s Current Report on Form 8-K (the “October 20 8-K”), filed by the Issuer with the SEC on October 20, 2022.  Assumes the conversion of the Class B Common Stock referred to in footnote 1 into shares of Class A Common Stock.

CUSIP No.: 74348Q108

1	NAMES OF REPORTING PERSONS
Pacific Technology Holding LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
117,705,569 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
65,181,277 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
117,705,569 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
27.9% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)   Includes (i) 52,524,292 shares of Class A Common Stock held by certain other stockholders of the Issuer over which the Reporting Persons exercise voting control pursuant to voting agreements, (ii) 1,180,689 shares of Class A Common Stock held directly by Pacific Technology Holding LLC, and (iii) 64,000,588 shares of Class B Common Stock held directly by FF Top Holding LLC.  Shares of Class B Common Stock are convertible into an equal number of shares of Class A Common Stock of the Issuer at any time.  Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock on a one-to-one basis.

(2)   Based on 421,288,433 shares of Class A Common Stock, comprised of (i) 392,765,372 shares of Class A Common Stock issued and outstanding as of September 14, 2022, as reported in the S-1/A, (ii) the issuance of 2,687,083 shares of Class A Common Stock and 14,339,110 shares of Class A Common Stock upon the exercise of certain warrants on September 26, 2022 and September 27, 2022, as reported in the S-1/A, (iii) the issuance of 6,269,031 shares of Class A Common Stock upon the exchange of certain promissory notes, as reported in the October 11 8-K and (iv) the issuance of 5,227,837 shares of Class A Common Stock upon the exchange of certain promissory notes, as reported in the October 20 8-K.  Assumes the conversion of the Class B Common Stock referred to in footnote 1 into shares of Class A Common Stock.

CUSIP No.: 74348Q108

1	NAMES OF REPORTING PERSONS
FF Global Partners LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
117,705,569 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
65,181,277 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
117,705,569 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
27.9% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)   Includes (i) 52,524,292 shares of Class A Common Stock held by certain other stockholders of the Issuer over which the Reporting Persons exercise voting control pursuant to voting agreements, (ii) 1,180,689 shares of Class A Common Stock held directly by Pacific Technology Holding LLC, and (iii) 64,000,588 shares of Class B Common Stock held directly by FF Top Holding LLC.  Shares of Class B Common Stock are convertible into an equal number of shares of Class A Common Stock of the Issuer at any time.  Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock on a one-to-one basis.

(2)   Based on 421,288,433 shares of Class A Common Stock, comprised of (i) 392,765,372 shares of Class A Common Stock issued and outstanding as of September 14, 2022, as reported in the S-1/A, (ii) the issuance of 2,687,083 shares of Class A Common Stock and 14,339,110 shares of Class A Common Stock upon the exercise of certain warrants on September 26, 2022 and September 27, 2022, as reported in the S-1/A, (iii) the issuance of 6,269,031 shares of Class A Common Stock upon the exchange of certain promissory notes, as reported in the October 11 8-K and (iv) the issuance of 5,227,837 shares of Class A Common Stock upon the exchange of certain promissory notes, as reported in the October 20 8-K.  Assumes the conversion of the Class B Common Stock referred to in footnote 1 into shares of Class A Common Stock.

AMENDMENT NO. 14 TO SCHEDULE 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission by the Reporting Persons with respect to the Class A Common Stock and Class B Common Stock of the Issuer on August 2, 2021, as amended on May 17, 2022, June 24, 2022, June 27, 2022, July 15, 2022, July 18, 2022, August 2, 2022, August 8, 2022, August 23, 2022, September 9, 2022, September 19, 2022, September 26, 2022, October 17, 2022 and October 18, 2022 (as so amended through October 18, 2022, the “Original Schedule 13D” and together with this Amendment No. 14, the “Schedule 13D”).  Terms defined in the Schedule 13D are used herein as so defined. Except as specifically provided herein, this Amendment No. 14 does not modify any of the information previously reported in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented as follows:

“The information included in Item 6 of this Amendment No. 14 is incorporated herein by reference.”

Item 6.	Contract, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby supplemented as follows:

“On October 22, 2022, FF Top and the Issuer agreed to the following:

Amendments to Voting Agreement

•
The amendment made on October 24, 2022 to that certain Securities Purchase Agreement, dated August 14, 2022 (as amended on September 23, 2022 and September 25, 2022) (the “SPA”) by and among the Issuer, FF Simplicity Ventures LLC and the other persons party thereto pursuant to the Limited Consent and Third Amendment to Securities Purchase Agreement by and among the Issuer, FF Simplicity Ventures LLC, Senyun International Ltd. and RAAJJ Trading LLC, which extends the maturity of certain convertible notes to be issued pursuant to the SPA from four years to six years from the applicable funding date, shall be deemed incorporated into FF Top’s voting commitment pursuant to Section 1(a)(iii) of the Voting Agreement, filed as Exhibit 14 to this Schedule 13D.

•	FF Top reaffirmed that it will comply with its obligations pursuant to the Voting Agreement.

•
Section 2(b)(2) of the Voting Agreement, which provided that the execution of the definitive documents pursuant to the Heads of Agreement was a condition to FF Top’s obligations pursuant to the Voting Agreement, shall be deleted.

•
The condition to FF Top’s obligations pursuant to the Voting Agreement set forth in Section 2(b)(3) of the Voting Agreement shall be deemed amended and restated as follows: “That the Company shall be and shall at all times from and including October 22, 2022 have been in compliance in all material respects with their respective obligations pursuant to the Heads of Agreement and all Definitive Documents.”

•
The covenant set forth in Section 2(c)(3) of the Voting Agreement shall be deemed amended and restated as follows “Definitive agreements in respect of the [Heads of Agreement] shall have been executed between FF Top and the Company  by no later than the end of the day, New York time, on October 28, 2022; provided that the failure of such definitive agreements to be executed by such date shall not, in and of itself, release FF Top from its obligations pursuant to Section 1”.

New FF Top Designee and Other Matters

•
Mr. Chad Chen, a California-based attorney, shall be appointed to the Board as a fourth FF Top Designee (in lieu of Ms. Li Han) no later than Thursday, October 27, 2022 (provided that Mr. Chen is reasonably acceptable to the Issuer’s Nominating and Corporate Governance Committee with respect to Nasdaq independence rules, legal compliance and criminal compliance; provided further that if Mr. Chen is not so reasonably acceptable to the Issuer’s Nominating and Corporate Governance Committee, then FF Top shall be permitted to nominate another FF Top Designee, and the deadline for the Issuer to appoint such substitute nominee to the Board shall be one week after FF Top’s nomination of such person).

•
Following Mr. Chen’s (or if applicable, the substitute nominee’s) appointment to the Board, the restriction regarding future board service set forth in Section 2(c)(iv) of Part C of the Heads of Agreement will not apply to Mr. Chen (or as applicable, such substitute nominee).

•
The Issuer also agreed that Mr. Adam (Xin) He, the Chairman of the Board, would directly constructively engage with representatives of FF Top on a variety of governance, management and other topics and that, to the extent Mr. He so determines, in his discretion, the outcome of such discussions would be put to a discussion and a vote of the full Board.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	October 26, 2022	FF TOP HOLDING LLC

		By:	Pacific Technology Holding LLC
		Its:	Managing Member

		By:	FF Global Partners LLC
		Its:	Managing Member
		By:	/s/ Jiawei Wang
		Name:	Jiawei Wang
		Title:	President

Dated:	October 26, 2022	PACIFIC TECHNOLOGY HOLDING LLC

		By:	FF Global Partners LLC
		Its:	Managing Member
		By:	/s/ Jiawei Wang
		Name:	Jiawei Wang
		Title:	President

Dated:	October 26, 2022	FF GLOBAL PARTNERS LLC

		By:	/s/ Jiawei Wang
		Name:	Jiawei Wang
		Title:	President